                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                               (Amendment No. 2)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                           TOPS APPLIANCE CITY, INC.
                               (NAME OF ISSUER)

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   890910AB
                                (CUSIP NUMBER)

                              STEVEN A. VAN DYKE
                         TOWER INVESTMENT GROUP, INC.
                         BAY HARBOUR MANAGEMENT, L.C.
                 777 SOUTH HARBOUR ISLAND BOULEVARD, SUITE 270
                             TAMPA, FLORIDA 33602
                                (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                               885 Third Avenue
                                  34th Floor
                           New York, New York 10022
                                (212) 371-2211

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 5, 1998
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 10 Pages)

CUSIP No. 890910AB                 13D                       Page 2 of 10 Pages


---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                     Steven A. Van Dyke

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                                       (b)  [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                               OO, PF

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION       United States

---------------------------------------------------------------------------------------------------------

  Number of              7  SOLE VOTING POWER            -0-
   Shares
                -----------------------------------------------------------------------------------------
 Beneficially
   Owned by              8  SHARED VOTING POWER          6,305,000

                ------------------------------------------------------------------------------------------

 Each Reporting          9  SOLE DISPOSITIVE POWER       -0-

                ------------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER      6,305,000

---------------------------------------------------------------------------------------------------------

     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,305,000

---------------------------------------------------------------------------------------------------------

     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

---------------------------------------------------------------------------------------------------------

     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  46.8%

---------------------------------------------------------------------------------------------------------

     14           TYPE OF REPORTING PERSON                      IN, HC

---------------------------------------------------------------------------------------------------------

CUSIP No. 890910AB                 13D                       Page 3 of 10 Pages

---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                     Douglas P. Teitelbaum

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                                       (b)  [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                               OO

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION       United States

---------------------------------------------------------------------------------------------------------

  Number of              7  SOLE VOTING POWER            -0-
   Shares
                -----------------------------------------------------------------------------------------
 Beneficially
   Owned by              8  SHARED VOTING POWER          6,300,000

                ------------------------------------------------------------------------------------------

 Each Reporting          9  SOLE DISPOSITIVE POWER       -0-

                ------------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER      6,300,000

---------------------------------------------------------------------------------------------------------

     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,300,000

---------------------------------------------------------------------------------------------------------

     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

---------------------------------------------------------------------------------------------------------

     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  46.8%

---------------------------------------------------------------------------------------------------------

     14           TYPE OF REPORTING PERSON                      IN, HC

---------------------------------------------------------------------------------------------------------

CUSIP No. 890910AB                 13D                       Page 4 of 10 Pages


---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                     Tower Investment Group, Inc.

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-2924229
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                                       (b)  [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                               OO

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION       Florida

---------------------------------------------------------------------------------------------------------

  Number of              7  SOLE VOTING POWER            6,300,000
   Shares
                -----------------------------------------------------------------------------------------
 Beneficially
   Owned by              8  SHARED VOTING POWER          -0-

                ------------------------------------------------------------------------------------------

 Each Reporting          9  SOLE DISPOSITIVE POWER       6,300,000

                ------------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER      -0-

---------------------------------------------------------------------------------------------------------

     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,300,000

---------------------------------------------------------------------------------------------------------

     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

---------------------------------------------------------------------------------------------------------

     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  46.8%

---------------------------------------------------------------------------------------------------------

     14           TYPE OF REPORTING PERSON                      HC

---------------------------------------------------------------------------------------------------------

CUSIP No. 890910AB                 13D                       Page 5 of 10 Pages


---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                     Bay Harbour Management, L.C.

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-3418243
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                                       (b)  [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                               OO

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION       Florida

---------------------------------------------------------------------------------------------------------

  Number of              7  SOLE VOTING POWER            6,300,000
   Shares
                -----------------------------------------------------------------------------------------
 Beneficially
   Owned by              8  SHARED VOTING POWER          -0-

                ------------------------------------------------------------------------------------------

 Each Reporting          9  SOLE DISPOSITIVE POWER       6,300,000

                ------------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER      -0-

---------------------------------------------------------------------------------------------------------

     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,300,000

---------------------------------------------------------------------------------------------------------

     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

---------------------------------------------------------------------------------------------------------

     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  46.8%

---------------------------------------------------------------------------------------------------------

     14           TYPE OF REPORTING PERSON                      IA

---------------------------------------------------------------------------------------------------------

          This Amendment No. 2 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on July 6, 1998, as amended on August 12, 1998 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum, in his capacity as a stockholder of Tower (collectively, the "Reporting Persons"). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended in its entirety as follows:

          On June 25, 1998, Bay Harbour purchased for certain managed accounts, in a secondary purchase, 6-1/2% Convertible Subordinated Debentures Due 2003 of Tops in the aggregate principal amount of $6,090,000 (such Debentures held by Bay Harbour, the "Debentures"), at a price of 93% of principal plus accrued interest. As of September 25, 1998, the Debentures were converted into 3,480,000 shares of Tops Common Stock at a conversion price of $1.75 per share pursuant to a Conversion Letter Agreement (the "Conversion Letter Agreement"), dated July 16, 1998, between Tops and Bay Harbour. The source of the funds used by Bay Harbour to purchase the Debentures were the following investment accounts managed on a discretionary basis by Bay Harbour:


          Bay Harbour Partners, Ltd.    $2,281,196.33
          Lipstick, Ltd.                $1,986,541.81
          Bay Harbour 90-1, L.P.        $1,520,797.56


          On July 20, 1998, Bay Harbour purchased from Tops for certain managed accounts, 1,400,000 newly-issued shares of Tops Common Stock (the "New Shares"), for an aggregate purchase price of $5,040,000 pursuant to the terms of the Share Purchase Agreement (the "Tops Purchase Agreement"), dated July 16, 1998, between Bay Harbour and Tops. The source of the funds used by Bay Harbour to purchase the New Shares were the following investment accounts managed on a discretionary basis by Bay Harbour:


          Bay Harbour Partners, Ltd.         $1,986,120
          Bay Harbour 90-1, L.P.             $1,324,080
          Trophy Hunter Investments, L.P.    $1,729,800


          On July 22, 1998, Van Dyke purchased for a personal account, jointly held with his wife, Ann Van Dyke, 5,000 shares of Tops Common Stock (the "Van Dyke Shares"), for an aggregate purchase price of $15,625. The source of the funds used by Van Dyke and Ann Van Dyke to purchase the Van Dyke Shares were their personal funds.



          On July 24, 1998, Bay Harbour purchased for certain managed accounts, in a secondary purchase, 200,000 shares of Tops Common Stock (the "Turchin Shares"), at an aggregate purchase price of $600,000. The source of the funds used by Bay Harbour to purchase the Turchin Shares were the following investment accounts managed on a discretionary basis by Bay Harbour:


          Bay Harbour Partners, Ltd.         $236,400
          Bay Harbour 90-1, L.P.             $157,800
          Trophy Hunter Investments, L.P.    $205,800


          On August 11, 1998, Bay Harbour purchased for certain managed accounts, in a secondary purchase, 300,000 shares of Tops Common Stock (the "Westinghouse Shares"), for an aggregate purchase price of $900,000. The source of the funds used by Bay Harbour to purchase the Westinghouse Shares were the following investment accounts managed on a discretionary basis by Bay Harbour:


          Bay Harbour Partners, Ltd.         $354,666
          Bay Harbour 90-1, L.P.             $236,442
          Trophy Hunter Investments, L.P.    $308,892

          On October 5, 1998, Bay Harbour received 420,000 shares of newly-issued Tops Common Stock (the "Initial Adjustment Stock") from Tops in connection with the purchase price adjustment provisions of the Tops Purchase Agreement.

          On October 22, 1998, Bay Harbour requested from Tops an adjustment payment (the "Additional Adjustment Payment") in either cash or Tops Common Stock pursuant to the adjustment provisions of the Tops Purchase Agreement.

          See Item 6 for a description of certain agreements under which Bay Harbour has the right to purchase additional shares of Tops Common Stock from certain shareholders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

          As of the filing date of this Statement, (i) Van Dyke beneficially owns 6,305,000 shares of Tops Common Stock, which represent approximately 46.8% of Tops Common Stock outstanding, (ii) Teitelbaum beneficially owns 6,300,000 shares of Tops Common Stock, which represent approximately 46.8% of Tops Common Stock outstanding, (iii) Tower beneficially owns 6,300,000 shares of Tops Common Stock, which represent approximately 46.8% of Tops Common Stock outstanding and
(iv) Bay Harbour beneficially owns 6,300,000 shares of Tops Common Stock, which represent approximately 46.8% of Tops Common Stock outstanding, in each case, based upon 13,471,931 shares of Tops Common Stock outstanding as of October 5, 1998 (determined based upon 9,571,931 shares outstanding as set forth in an Information Statement filed on August 28, 1998 with the SEC by Tops plus (x) 3,480,000 shares due to the conversion of the Debentures and (y) 420,000 shares comprising the Initial Adjustment Stock). For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of Tops Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of Tops Common Stock that are beneficially owned by Bay Harbour.

          Each Reporting Person has (i) the sole power to vote or direct the vote of the 6,300,000 shares of Tops Common Stock held by Bay Harbour; and (ii) the sole power to dispose of or to direct the disposition of such 6,300,000 Shares of Tops Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power. In addition, Van Dyke, together with his wife Ann Van Dyke, has the sole power to vote and direct the vote of 5,000 shares of Tops Common Stock held in a joint personal account.

          Except for the conversion of the Debentures, the receipt of the Initial Adjustment Stock and the request for the Additional Adjustment Payment, to the best knowledge and belief of the undersigned, no transactions involving Tops Common Stock (as defined below) have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

          The 6,300,000 shares of Tops Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) convert the Debentures into shares of Tops Common Stock, (ii) direct the voting of such shares of Tops Common Stock and (iii) dispose of such shares of Tops Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Lipstick, Ltd., Bay Harbour 90-1, L.P., Trophy Hunter Investments, L.P., Bay Harbour Partners, Ltd., John M. Templeton, Gentleness, Limited and Templeton Religion Trust, no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Tops Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Tops Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

          On July 15, 1998, Bay Harbour agreed to convert the Debentures into Common Stock pursuant to a Conversion Letter Agreement between Bay Harbour and Tops dated July 15, 1998 (the "Conversion Letter Agreement"). Tops also granted Bay Harbour a right of first refusal on issuances by Tops of certain equity or debt securities by Tops. Pursuant to the Conversion Letter Agreement, Tops also agreed to use its best efforts to cause a registration statement on Form S-3 to be filed with the SEC to register the shares issuable upon conversion thereof. The Debentures were converted into 3,480,000 shares of Tops Common Stock as of September 25, 1998. Pursuant to the Conversion Letter, for as long as Bay Harbour continues to hold at least 15% of the Tops Common Stock, Bay Harbour shall have the right to designate two nominees to Tops' Board of Directors.

          Pursuant to the Tops Purchase Agreement so long as Bay Harbour continues to own, beneficially or otherwise, at least 15% of Tops Common Stock, Bay Harbour shall have the right to designate one director to the Board of Directors of Tops (in addition to the two directors pursuant to the Conversion Letter Agreement). In addition, the Tops Purchase Agreement provides for an adjustment mechanism if the price of Tops Common Stock declines. Based upon such adjustment mechanism, Tops issued to Bay Harbour the Initial Adjustment Payment due to the decline in the market price of the Tops Common Stock below $3.60 per share for ten consecutive trading sessions. Upon the occurrence of this event, Tops had the choice of paying Bay Harbour in cash or Tops Common Stock (the "Initial Adjustment Amount") calculated as the difference per share of the current price of the Tops Common Stock and $3.60 multiplied by the number of the New Shares that Bay Harbour holds. Each time thereafter, if the average price per share of the Tops Common Stock declines below the share price during the 10-day period used to calculate the previous Adjustment Amount, Tops is required to pay Bay Harbour in either cash or Tops Common Stock the difference between the average price per share during such subsequent period and the applicable average share price for the prior period used to calculate the prior Adjustment Amount (each, an "Additional Adjustment Period" and, if paid in newly-issued shares of Tops Common Stock, "Additional Adjustment Stock"). The Tops Purchase Agreement also specifies that Tops will file a registration statement on Form S-3 with the SEC within 60 days and will use its best efforts to cause the registration statement to become effective.

          Pursuant to an Option Agreement (the "Turchin Option Agreement"), dated July 17, 1998, between the Turchin Family Limited Partnership ("Turchin") and Bay Harbour, Bay Harbour has the right to acquire 200,000 shares of Tops Common Stock at a price of $3.50 a share for a 90-day period beginning on July 17, 1998 (the "Initial Period") and at $4.00 per share from the Initial Period to 270 days after the Initial Period.

          Pursuant to an Option Agreement (the "Westinghouse Option Agreement"), dated August 11, 1998, between Mellon Bank, N.A., as Trustee under the Westinghouse Electric Corporation Master Trust Agreement for the Westinghouse Pension Plan ("Westinghouse") and Bay Harbour, Bay Harbour has the right to acquire 300,000 shares of Tops Common Stock at a price of $3.50 per share for a 90-day period beginning from August 11, 1998 (the "First Period") and at $4.00 per share from the Initial Period to 270 days after the First Period.

          Bay Harbour has had discussions with Tops with respect to possible additional investments by Bay Harbour in convertible debt securities or equity securities of Tops, however, an agreement with respect to such investments has not been reached.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended in its entirety as follows:


  EXHIBIT I     Joint Filing Agreement, by and among Bay Harbour, Tower, Van
  ---------
                Dyke and Teitelbaum.(1)


  EXHIBIT II    Form of Debenture.(1)
  ----------

  EXHIBIT III   Debenture Exchange Agreement dated August 20, 1997.(1)
  -----------

  EXHIBIT IV    Conversion Agreement, dated July 16, 1998, between Tops and Bay
  ----------
                Harbour.(2)


  EXHIBIT V     Share Purchase Agreement, dated July 16, 1998, between Tops and
  ---------
                Bay Harbour.(2)


  EXHIBIT VI    Option Agreement, dated July 17, 1998, between Turchin and Bay
  ----------
                Harbour.(2)


  EXHIBIT VII   Share Purchase Agreement, dated July 17, 1998, between Turchin
  -----------
                and Bay Harbour.(2)



  EXHIBIT VIII  Share Purchase Agreement, dated August 11, 1998, between
  ------------
                Westinghouse and Bay Harbour.(2)



  EXHIBIT IX    Option Agreement, dated August 11, 1998, between Westinghouse
  ----------
                and Bay Harbour.(2)

---------
(1) Previously filed with this Schedule 13D on July 6, 1998.
(2) Previously filed with this Schedule 13D on August 12, 1998.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated as of: October 26, 1998            TOWER INVESTMENT GROUP, INC.


                                         By: /s/ Steven A. Van Dyke
                                             ------------------------------
                                             Name:  Steven A. Van Dyke
                                             Title: President




                                         BAY HARBOUR MANAGEMENT, L.C.


                                         By: /s/ Steven A. Van Dyke
                                             ------------------------------
                                             Name:  Steven A. Van Dyke
                                             Title: President



                                         /s/ Steven A. Van Dyke
                                         ----------------------------------
                                         STEVEN A. VAN DYKE


                                         /s/ Douglas P. Teitelbaum
                                         ----------------------------------
                                         DOUGLAS P. TEITELBAUM